[redacted]

09043047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EdgePoint Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Park East Drive, Suite 160
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Zucker (216) 831-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card, Palmer, Sibbison + Co.
(Name – *if individual, state last, first, middle name*)

4545 Hinckley Parkway	Cleveland	Ohio	44109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 1/14

OATH OR AFFIRMATION

I, THOMAS ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEPOINT CAPITAL ADVISORS LLC, as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Ohio
County of Cuyahoga } SS

Sworn to and Subscribed before me, at Beachwood
this 14 day of DECEMBER A.D. 20 09

Judith Jaszembak
Notary Public
JUDITH JASZEMBAK
3-28-2010

Thomas Zucker
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEPOINT CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2009

EDGEPOINT CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

CONTENTS

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying balance sheet of EdgePoint Capital Advisors, LLC (an Ohio Limited Liability Company) as of September 30, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
November 23, 2009

FINANCIAL STATEMENTS

EDGEPOINT CAPITAL ADVISORS, LLC
BALANCE SHEET
SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 276,250
Accounts receivable		192,500
Prepaid expenses		441
Total current assets		469,191
FIXED ASSETS:		
Equipment	$ 14,099	
Furniture and fixtures	41,488	
	55,587	
Less: accumulated depreciation	29,865	
Total fixed assets, net		25,722
OTHER ASSETS:		
Goodwill	28,750	
Deposits	25,429	
Total other assets		54,179
TOTAL ASSETS		$ 549,092

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Current portion, long-term debt	$ 18,445
Accounts payable	73,219
Accrued expenses	56,497
Total current liabilities	148,161
LONG-TERM DEBT, NET OF CURRENT PORTION	53,817
MEMBERS' EQUITY	347,114
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 549,092

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

FEE INCOME		$ 471,000
OPERATING EXPENSES		298,946
INCOME FROM OPERATIONS		172,054
OTHER INCOME (EXPENSE):		
Interest income	$ 1,550	
Interest expense	(5,352)	
Other income	3,401	
Total other expense, net		(401)
INCOME BEFORE INCOME TAX EXPENSE		171,653
INCOME TAX EXPENSE		1,578
NET INCOME		$ 170,075

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

BALANCE, BEGINNING OF PERIOD	$ 174,459
CONTRIBUTED CAPITAL	67,330
DISTRIBUTIONS	(64,750)
NET INCOME	170,075
BALANCE, END OF PERIOD	$ 347,114

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 170,075
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation		9,888
(Increase) decrease in operating assets:		
Accounts receivable		(192,500)
Prepaid expenses		3,260
Deposits		7,596
Member receivable		35,217
Increase (decrease) in operating liabilities:		
Accounts payable		69,010
Other accrued expenses		53,977
NET CASH PROVIDED BY OPERATING ACTIVITIES		156,523
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of long-term debt	(17,248)	
Member contributions	67,330	
Member distributions	(64,750)	
NET CASH USED BY FINANCING ACTIVITIES		(14,668)
NET INCREASE IN CASH AND CASH EQUIVALENTS		141,855
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		134,395
CASH AND CASH EQUIVALENTS, END OF PERIOD		$ 276,250

The accompanying notes are an integral part of the financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

1. NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA) pursuant to Rule 1014. The Company acts as an advisor on merger and acquisition transactions to privately held entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At September 30, 2009, there was no allowance deemed necessary.

Fixed assets

Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the years ended September 30, 2009 was $9,888.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended September 30, 2009.

4. LINE OF CREDIT

The Company had a revolving line of credit agreement with a financial institution that was terminated during the year ended September 30, 2009. The maximum amount available under the agreement was $250,000. Outstanding borrowings bore interest at prime plus one percent (1%).

5. LONG-TERM DEBT

Long-term liabilities consisted of the following:

Installment loan due April, 2013 with equal monthly payments of principal and interest to fully amortize the loan until maturity. Interest is accrued on unpaid principal at prime plus three percent (3%). At September 30, 2009 prime was 3.25%.	$	72,262
Less current portion		18,445
	$	53,817

Maturity of long-term debt is as follows as of September 30:

2010	$	18,445
2011		19,681
2012		20,999
2013		13,137
	$	72,262

6. DEFINED CONTRIBUTION PLAN

The Company, as part of a controlled group, participated in a defined contribution retirement plan that is sponsored by an affiliate. Expenses of the plan are allocated under the expense sharing agreement (see note 7). The plan covers all employees of the Company. The Company provided a Safe Harbor Matching Contribution in an amount equal to 100% of the participant's elective deferrals not to exceed four percent (4%) of a participant's compensation. This Safe Harbor Matching Contribution plan was terminated in February 2009. The Company may contribute a discretionary amount as determined by the members. Such additional contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended September 30, 2009, the Company made contributions of $581 to the plan.

7. RELATED PARTY TRANSACTIONS

The Company has a formal expense sharing agreement with an affiliate. The agreement provides that certain non-regulatory expenses, such as rent, payroll and office expenses, be paid by the affiliate on behalf of the Company. The agreement also provides a formula to determine how these expenses will be allocated between the parties. Payments are made to the affiliate to cover these expenses monthly. Payments to the affiliate for these expenses for the year ended September 30, 2009 were $119,228.

8. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the members at their individual income tax rates. Accordingly, there is no provision for federal or state income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

The provision for income taxes for the year ended September 30, 2009 consists of the following:

Current:	
Local	$ 1,578

The Company has elected to defer application of Accounting for Uncertainty in Income Taxes by application of ASC 740-10-65-1. Uncertain tax positions, if any, are evaluated by the Company on an individual basis and are presented in accordance with current GAAP guidance under the Accounting for Income Taxes Topic of the Accounting Standards Codification.

9. CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	5,552
Income taxes	$	3,637

SUPPLEMENTAL INFORMATION

EDGEPOINT CAPITAL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

Members' equity		$ 347,114
Deductions and/or charges:		
Non allowed assets:		
Accounts receivable	$ 192,500	
Equipment, fixtures and furniture, net	25,722	
Rent deposit	5,772	
Tax deposit	19,657	
Prepaid expenses	441	
Goodwill	28,750	
		272,842
Net Capital		$ 74,272
Aggregate Indebtedness		$ 201,978
Computation of basic net capital requirement- 6 2/3% of aggregate indebtedness		$ 13,466
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 13,466
Excess of Net Capital Over Minimum Requirements		$ 60,806
Percentage of Aggregate Indebtedness to Net Capital		272 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's amended computation included in Part II-A of Form X-17A-5, as of September 30, 2009.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

In planning and performing our audit of the financial statements of EdgePoint Capital Advisors, LLC for the year ended September 30, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of EdgePoint Capital Advisors, LLC for the year ended September 30, 2009 and this report does not effect our report thereon dated November 23, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Card, Palmer, Sibbison & Co.
Cleveland, Ohio
November 23, 2009